Nicole C. Brookshire +1 212 479 6157 nbrookshire@cooley.com	Via EDGAR

February 14, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Jan Woo, Legal Branch Chief

          Kyle Wiley, Staff Attorney

          Robert Littlepage, Accounting Branch Chief

          Lisa Etheredge, Senior Staff Accountant

Re:	Tempus Labs, Inc.
Draft Registration Statement on Form S-1
Submitted December 3, 2021
CIK: 0001717115

Ladies and Gentlemen:

On behalf of Tempus Labs, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated December 17, 2021 with respect to the Company’s Amendment No. 2 to the Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on December 3, 2021 (the “Draft Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Draft Registration Statement.

Management’s Discussion and Analysis

Comparison of the Nine Months Ended September 30, 2020 and 2021, page 114

1.

In the discussion of changes in cost of revenues, you indicate that a portion of the increase was due to $11.3 million in service fees related to COVID-19 PCR testing arrangements. In the discussion of cost of revenues, genomics, you refer to an increase of $11.3 million in marketing expenses. If these increases refer to the same issue, please revise your MD&A to describe them consistently.

In response to the Staff’s Comment, the Company will revise the applicable disclosure as follows:

“This increase was primarily due to an increase of $27.0 million in material and service costs, an increase of $11.3 million in service fees related to COVID-19 PCR testing arrangements, and a $3.1 million increase in personnel, labor and overhead costs.”

Cooley LLP    500 Boylston Street    Boston, MA    02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

February 14, 2022

Page Two

2.

You disclose on page F-33 that you have RSUs and PSUs subject to both a time based vesting condition and the occurrence of a liquidity event. If the successful completion of this IPO would be considered a liquidity event, please revise your MD&A to quantify the amount of stock based compensation that you expect to recognize in the next 12 months related to the vesting of any RSUs and PSUs that would meet both conditions upon completion of an IPO.

In response to the Staff’s Comment, the Company will revise the disclosure to include the following:

“In addition, based on RSUs and PSUs outstanding as of                         , 2022, we expect to recognize approximately $                 million of additional stock-based compensation expense related to these awards over the next twelve months.”

Liquidity and Capital Resources

Operating Activities, page 119

3.

You disclose that one of the reasons for the net change in operating assets and liabilities for the nine months ended September 30, 2020 was a $4.2 million increase in accrued data licensing fees. You also indicate that $13.1 million of that increase is the result of extending the term of licensed data intangible. It’s unclear if this discussion of the $13.1 million increase contains a typo or if there are other offsetting factors affecting the increase in accrued data licensing fees. Please revise accordingly.

In response to the Staff’s Comment, the Company will revise the applicable disclosure as follows:

“The net change in our operating assets and liabilities was primarily the result of a $20.4 million increase in accounts receivable due to increased volume of clinical oncology tests performed in Genomics and increased data deliveries in our Data product line, a $24.3 million increase in inventory as a result of building supplies for COVID kit tests, a $14.5 million increase in investments and other assets, and a $4.2 million increase in accrued data licensing fees, $13.1 million of which is the result of extending the term of licensed data intangible, partially offset by $9.0 million in associated minimum payments.”

*        *        *

Please contact me at (212) 479-6157 with any questions or further comments regarding our responses to the Staff’s Comments.

Cooley LLP    500 Boylston Street    Boston, MA    02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

February 14, 2022

Page Three

Sincerely,

/s/ Nicole C. Brookshire
Nicole C. Brookshire

cc:	Eric Lefkofsky, Tempus Labs, Inc.
Jim Rogers, Tempus Labs, Inc.
Erik Phelps, Tempus Labs, Inc.
Ryan Bartolucci, Tempus Labs, Inc.
Courtney Tygesson, Cooley LLP
Christina Roupas, Cooley LLP
Richard Segal, Cooley LLP

Cooley LLP    500 Boylston Street    Boston, MA    02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com